UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Astro-Med, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.05 par value per share
______________________________________________________________________________
(Title of Class of Securities)

04638F10
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2016
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

(1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Albert W. Ondis Declaration of Trust
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(2) Check the Appropriate Box if a Member of a Group* (a) [ ]
(b) [X]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
OO
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(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
Not Applicable
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(6) Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		826,305
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		826,305

	(10)	Shared Dispositive Power
		0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

826,305

(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]

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(13) Percent of Class Represented by Amount in Row (11) 11.18% (Based on 7,388,048 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)

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(14) Type of Reporting Person OO
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ii.
(1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Albert W. Ondis III
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(2) Check the Appropriate Box if a Member of a Group* (a) [ ]
(b) [X]
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
OO
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(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]
Not Applicable
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(6) Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		957,177*
Shares
Beneficially	(8)	Shared Voting Power
Owned by		0
Each
Reporting	(9)	Sole Dispositive Power
Person With		957,177*

	(10)	Shared Dispositive Power
		0

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
957,177
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(12) Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) [ ]
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(13) Percent of Class Represented by Amount in Row (11) 12.95% (Based on 7,388,048 shares outstanding plus shares issuable upon conversion of all currently exercisable options held by the reporting person)
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(14) Type of Reporting Person IN

*Includes 826,305 shares held by the Albert W. Ondis Declaration of Trust of which the reporting person is the sole trustee.  Also includes 1,658 shares held in trust for a child of the reporting person for which the reporting person is trustee and 3,400 shares issuable upon exercise of currently exercisable options.

Item 1.	Security and Issuer
Common Stock $0.05 par value per share (“Common Stock”), Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893.
Item 2.	Identity and Background

	(a)	This statement is being filed by:
(i) Albert W. Ondis Declaration of Trust (ii) Albert W. Ondis, III
	(b)	The address for each of the reporting persons is: c/o Albert W. Ondis, III, Trustee, 515 Beach Road; Fairfield, Connecticut 06824
	(c)	Albert W. Ondis III is employed by Sikorsky Aircraft.
	(d)	During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and none of the reporting persons is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	Each reporting person is organized in, or are citizens of, the United States.
Item 3.		Source and Amount of Funds or Other Consideration

(i) The shares described herein as held by the Albert W. Ondis Declaration of Trust (the “Trust”) were acquired by the Trust from the Estate of Albert W. Ondis. Albert W. Ondis, former CEO and Chairman of the Board of Directors of Astro-Med, Inc. (the “Issuer”), died on July 1, 2011. Prior to that date, Albert W. Ondis filed reports on Schedule 13G in connection with his beneficial ownership of the Issuer’s common stock.

(ii) Albert W. Ondis III (son of Albert W. Ondis) is deemed to have acquired beneficial ownership of the shares held by the Trust as a result of his appointment as trustee of the Trust. No funds were expended by Albert W. Ondis III in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Trust. Mr. Ondis also directly owns 130,872 shares of the Issuer’s common stock which were acquired by gift from his father, Albert W. Ondis, or as incentive compensation through his past employment with the Issuer.

Item 4.		Purpose of Transaction

This Schedule 13D is being filed in connection with the transfer of 826,305 shares of the Issuer’s common stock from the Estate of Albert W. Ondis to the Trust.

The Trust, of which Albert W. Ondis, III is trustee, beneficially owns more than 5% of the outstanding securities of the Issuer. Other than as may be described herein, the reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the execution of this statement:

(i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Trust is 826,305, representing 11.18% of the 7,388,048 shares of the Issuer’s common stock outstanding on March 24, 2016.

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Albert W. Ondis III is 957,177, representing 12.95% of the 7,388,048 shares of the Issuer’s common stock outstanding on March 24, 2016 plus all exercisable options held by the reporting person.

	(b)	As of the date of the execution of this statement:

(i) The number of shares as to which the Trust has sole power to vote or to direct the vote is 826,305; the number of shares as to which the Trust has shared power to vote or to direct the vote is 0; the number of shares as to which the Trust has sole power to dispose or to direct the disposition is 826,305; the number of shares as to which the Trust has shared power to dispose or to direct the disposition is 0.

(ii) The number of shares as to which Albert W. Ondis III has sole power to vote or to direct the vote is 957,177; the number of shares as to which Albert W. Ondis III has shared power to vote or to direct the vote is 0; the number of shares as to which Albert W. Ondis III has sole power to dispose or to direct the disposition is 957,177; the number of shares as to which Albert W. Ondis III has shared power to dispose or to direct the disposition is 0.

(c)
On April 8, 2016, the shares held by the Trust were transferred by to the Trust by the Estate of Albert W. Ondis. Except as set forth in the previous sentence, none of the reporting persons have engaged in any transactions in common stock of the Issuer during the past 60 days.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
	(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Albert W. Ondis III is the son of Albert W. Ondis, who was a founder of the Issuer and the former CEO and Chairman of its board of directors.

Albert W. Ondis III is trustee of the Trust, but Mr. Ondis has not entered into any agreements with any other person regarding the shares of common stock beneficially owned by him or by the Trust.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2016

ALBERT W. ONDIS DECLARATION OF TRUST

By:  Albert W. Ondis, III
Albert W. Ondis III, Trustee

/s/ Albert W. Ondis, III
Albert W. Ondis III

Exhibit 1
JOINT FILING AGREEMENT

ALBERT W. ONDIS DECLARATION OF TRUST

By:  Albert W. Ondis, III
Albert W. Ondis III, Trustee

/s/ Albert W. Ondis, III
Albert W. Ondis III